Exhibit 21.1

Media Arts Group, Inc.

LIST OF SUBSIDIARIES

	Jurisdiction of	Ownership
Name of subsidiary	Incorporation	percentage

Thomas Kinkade Stores, Inc.	USA (California)	100%

Note:  List of subsidiaries is as of December 31, 2002.  On March 26, 2002, Lightpost Publishing, Inc., Thomas Kinkade Media, Inc., MAGI Sales, Inc. and Exclaim Technologies, Inc. were merged with and into Media Arts Group, Inc.